Sterling Bancorp
400 Rella Blvd.

Montebello, New York 10901

(845) 369-8040

April 26, 2017

Via Edgar

Mr. Joshua Dilk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Bancorp Registration Statement on Form S-4; File No. 333-217153 Request for Acceleration

Dear Mr. Dilk:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sterling Bancorp (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2017 (File No. 333-217153), as amended on April 21, 2017 (the “Registration Statement”), be made effective at the close of business, New York City time (5:00 p.m. E.T.), on April 28, 2017, or as soon as possible thereafter.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or by email at abby.brown@squirepb.com with any questions you may have concerning this request.  In addition, please notify Ms. Brown when this request for acceleration has been granted.

STERLING BANCORP

By:	/s/ James P. Blose
James P. Blose
EVP, General Counsel and Chief Legal Officer

cc: Abby E. Brown, Squire Patton Boggs (US) LLP